United States securities and exchange commission logo





                           March 17, 2023

       Chris Showalter
       Chief Executive Officer
       Lifezone Metals Limited
       Commerce House, 1 Bowring Road
       Ramsey, Isle of Man, IM8 2TF

                                                        Re: Lifezone Metals
Limited
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-4
                                                            Submitted February
27, 2023
                                                            CIK No. 0001958217

       Dear Chris Showalter:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement Amendment No. 1 on Form F-4 submitted February 27, 2023

       Questions and Answers About the Proposed Transactions
       Q: What are the risks to GoGreen shareholders relating to the Tranche 3 Investment from BHP?, page 16

   1. We note your response to our prior comment 10 that the Company believes that both scenarios mentioned in
our comment will have a limited economic impact on its
                                                        shareholders, including
the GoGreen shareholders. However, we note your disclosure on page 173 stating that
the projections included in your prospectus reflect LHL   s
                                                        proportionate interest
in TNL and BHP   s 17% shareholding of KNL, and that in the event
                                                        BHP exercises its
Option under the Tranche 3 Option Agreement, BHP would own a majority equity
interest in KNL (representing a 51% indirect interest in TNL) and the
 Chris Showalter
FirstName  LastNameChris
Lifezone Metals Limited Showalter
Comapany
March      NameLifezone Metals Limited
       17, 2023
March2 17, 2023 Page 2
Page
FirstName LastName
         Adjusted EBITDA attributable to Lifezone Metals would decrease proportionally. Please revise this Q&A and related risk factors to reflect this potential economic impact.
The Business Combination
Background of the Proposed Transactions
Description of negotiation process with candidates other than Lifezone, page
162

2. We note your response to prior comment 17 and reissue the comment in part. Please revise your disclosure to summarize the analyses performed by Sprott and presented to
         GoGreen on February 23, 2022 that considered comparable companies and various
         scenarios for Lifezone   s mine development.
Material Tax Considerations, page 177

3. We note your response to our prior comment 19 and reissue it in part. Please revise your disclosures to identify tax counsel.
The Description of the Kabanga Project, page 253

4. Please revise all mineral resource tables to include the metallurgical recovery factor and to not sum the inferred resources with measured and indicated resources as required by Item
         1304(d)(1) of Regulation S-K.
Unaudited Pro Forma Condensed Combined Financial Information
Earnout, page 287

5. We note your response to prior comment 26 regarding the earnout arrangements with the
         Sponsor and the LHL shareholders. Please disclose how you determined the valuations for each of the earnout shares, providing details of the methods used and significant assumptions made.
Lifezone Limited
Consolidated Financial Statements For the Years Ended 31 December 2021 and 2020 Statement of Comprehensive (Loss) Income for the Years Ended December 31, 2021 and
December 31, 2020, page F-26

6. We note that all or a majority of your management and consulting revenue is derived from related parties for the years ended December 31, 2021 and 2020. Please revise to separately state and label these amounts as revenue from related parties on the face of your statement of comprehensive income to comply with Rule 4-08(k) of Regulation S-X.
Kabanga Nickel Limited
Consolidated Financial Statements For the Year Ended December 31, 2021 and 2020 Consolidated Statement of Cash Flows, page F-49

7. We note you have provided revised disclosure about the cash flow restatement at Note 16
 Chris Showalter
Lifezone Metals Limited
March 17, 2023
Page 3
      in response to prior comment 36. However you continue to present the release of the $8 million restricted deposit from escrow as a cash flow from operating activity in your statement of cash flow. Please clarify or revise. In addition, revise
Note 16 Restatement
      on page F-67 to describe the nature of error. Refer to paragraph 49(a) of IAS 8.
Notes to the Consolidated Financial Statements
12 Interests in Other Entities, page F-63

8. We note your response to prior comment 37 and understand that you have accounted for the purchase of Kabanga Holdings as an asset acquisition. Please larify whether you recorded the mining data asset as an exploration and evaluation asset under IFRS 6. If so, please expand your disclosure to identify and label your exploration and evaluation assets as a separate class of assets providing the disclosures required by paragraphs 23 through
      25 of IFRS6.
Item 21. Exhibits and Financial Statement Schedules
96.1, page II-3

9. Please discuss the following observations with your qualified person and arrange to obtain and file a revised Technical Report Summary:
          Please do not combine inferred mineral resources with measured and indicated
          mineral resources; rather report inferred resources in a separate column or row consistent with the resource tables shown in Item 1303 and Item 1304 of Regulation
          S-K.
          Remove all historical mineral resources, or mineral resources that are not current.
          Disclose the equation for your cut-off grade calculation.
          Provide information regarding the criteria used to classify a resource as inferred, indicated, or measured as required by Item 601(b)(96)(iii)(B)(11)(iv) of Regulation
          S-K.

        You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Craig Arakawa,
Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 for engineering related questions. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202)
551-3844 or Irene Barberena-Meissner, Attorney-Adviser, at (202) 551-6548 with any other questions.



                                                           Sincerely,
FirstName LastNameChris Showalter
                                                           Division of
Corporation Finance
Comapany NameLifezone Metals Limited
                                                           Office of Energy &
Transportation
March 17, 2023 Page 3
cc:       Nick S. Dhesi
FirstName LastName